VIA EDGAR

May 5, 2020

Mudrick Capital Acquisition Corporation

527 Madison Avenue

6th Floor

New York, NY 10022

(646) 747-9500

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Mudrick Capital Acquisition Corporation Amendment No. 3 to Registration Statement on Form S-4 Filed May 5, 2020 File No. 333-236460

Dear Ms. Majmudar:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Mudrick Capital Acquisition Corporation (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-236460) filed by the Registrant on February 14, 2020, as amended by Amendment No. 1 filed on April 7, 2020, Amendment No. 2 filed on April 24, 2020 and Amendment No. 3 filed on May 5, 2020 (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 12:01 p.m., Eastern time, on May 7, 2020, or as soon as reasonably practicable thereafter.

The Registrant hereby acknowledges the following:

1.       should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.       the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.       the Registrant may not assert the comments of the staff of the Commission and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

If you have any questions, please feel free to contact Jaclyn L. Cohen (jackie.cohen@weil.com / telephone: 212.310.8891) of Weil, Gotshal & Manges LLP. In addition, please notify Ms. Cohen when this request for acceleration has been granted.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Mudrick Capital Acquisition Corporation

By:	/s/ Jason Mudrick
Name: Jason Mudrick
Title: Chief Executive Officer

cc:	Jaclyn L. Cohen

Weil, Gotshal & Manges LLP